ICEBREAKER, INC.
Statement of Comprehensive Income
(Unaudited)

	For the Period February 13, 2017 (Inception) to December 19, 2017
Revenue	$ -
Expenses:	
Stock-based compensation	12
Interest expense	285
Legal fees	1,208
Advertising and marketing	125
General and administrative	6,253
Total expenses	7,883
Net loss	$ (7,883)